SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For November 23, 2004

(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

FEDERAL GOVERNMENT SERVICE
CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
ITR – QUARTERLY INFORMATION	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES	Base Date – 09/30/2004

REGISTRATION WITH THE CVM DOES NOT IMPLY ANY ANALYSIS OF THE COMPANY. COMPANY MANAGEMENT IS RESPONSIBLE FOR THE ACCURACY OF THE INFORMATION PROVIDED.

01.01 – IDENTIFICATION

1 –CVM CODE 01444-3	2 – COMPANY NAME CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	3 – CNPJ 43.776.517/0001-80
4 – NIRE 35300016831

01.02 – HEAD OFFICE

1 – FULL ADDRESS Rua Costa Carvalho, 300			2 – BOROUGH OR DISTRICT Pinheiros
3 – ZIP CODE 05429-900	4 – CITY São Paulo			5 – UF SP
6 – AREA CODE 011	7 – TELEPHONE 3388-8000	8 – TELEPHONE 3388-8200	9 – TELEPHONE 3388-8201	10 – TELEX
11 – AREA CODE 011	12 – FAX 3813-0254	13 – FAX -	14 – FAX -
15 – E-MAIL sabesp@sabesp.com.br

01.03 – INVESTOR RELATIONS OFFICER (Company's Mail Address)

1 – NAME Rui de Britto Álvares Affonso
2 – FULL ADDRESS Rua Costa Carvalho, 300			3 – BOROUGH OR DISTRICT Pinheiros
4 – ZIP CODE 05429-900	5 – CITY São Paulo			6 – UF SP
7 – AREA CODE 011	8 – TELEPHONE 3388-8247	9 – TELEPHONE -	10 – TELEPHONE -	11 – TELEX
12 – AREA CODE 011	13 – FAX 3815-4465	14 – FAX -	15 – FAX -
16 – E-MAIL raffonso@sabesp.com.br

01.04 – GENERAL INFORMATION/INDEPENDENT ACCOUNTANT

CURRENT YEAR		CURRENT QUARTER			PRIOR QUARTER
1 – BEGINNING	2 – END	3 – NUMBER	4 – BEGINNING	5 – END	6 – NUMBER	7 – BEGINNING	8 – END
01/01/2004	12/31/2004	3	07/01/2004	09/30/2004	2	04/01/2004	06/30/2004
9 – INDEPENDENT ACCOUNTANT Deloitte Touche Tohmatsu Auditores Independentes						10 –CVM CODE 00385-9
11 – PARTNER RESPONSIBLE Marco Antonio Brandão Simurro						12 – INDIVIDUAL TAXPAYERS’ REGISTRATION NUMBER OF THE PARTNER RESPONSIBLE 755.400.708-44

01.05 – CAPITAL COMPOSITION

NUMBER OF SHARES (thousand)	1 – CURRENT QUARTER 09/30/2004	2 – PRIOR QUARTER 06/30/2004	3 – SAME QUARTER IN PRIOR YEAR 09/30/2003
Paid-up Capital
1 –Common	28,479,577	28,479,577	28,479,577
2 – Preferred	0	0	0
3 – Total	28,479,577	28,479,577	28,479,577
Treasury Shares
4 – Common	0	0	0
5 – Preferred	0	0	0
6 – Total	0	0	0

01.06 – CHARACTERISTICS OF THE COMPANY

1 – TYPE OF COMPANY Commercial, Industrial and Other Companies
2 – SITUATION Operating
3 – NATURE OF OWNERSHIP State-owned
4 – ACTIVITY CODE 116 – Sanitation, Water and Gas Services
5 – MAIN ACTIVITY Water catchment, treatment and distribution; Sewage collection and treatment
6 – TYPE OF CONSOLIDATION Not submitted
7 – TYPE OF REPORT OF INDEPENDENT ACCOUNTANT Unqualified

01.07 – COMPANIES EXCLUDED FROM THE CONSOLIDATED FINANCIAL STATEMENTS

1 – ITEM	2 – CNPJ	3 – NAME

01.08 –DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER

1 - ITEM	2 - EVENT	3 – DATE APPROVED	4 - AMOUNT	5 – PAYMENT BEGINNING	6 – TYPE OF SHARE	7 - AMOUNT PER SHARE
01	RCA	02/26/20004	Interest on net equity		ON	0.0013800000
02	RCA	04/24/2003	Interest on net equity	06/29/2004	ON	0.0014100000
03	RCA	05/29/2003	Interest on net equity	06/29/2004	ON	0.0041500000
04	RCA	11/20/2003	Interest on net equity	06/29/2004	ON	0.0054400000
05	RCA	01/08/2004	Interest on net equity	06/29/2004	ON	0.0067000000

01.09 – SUBSCRIBED CAPITAL AND ALTERATIONS IN THE CURRENT YEAR

1 – ITEM	2 – DATE OF CHANGE	3 – CAPITAL STOCK AMOUNT (In thousands of reais)	4 – AMOUNT OF THE CHANGE (In thousands of reais)	5 – NATURE OF THE CHANGE	7 – NUMBER OF SHARES ISSUED (Thousands)	7 – SHARE PRICE ON ISSUE DATE (Reais)

01.10 – INVESTORS RELATIONS OFFICER

1 – DATE 11/12/2004	2 – SIGNATURE

02.01 – BALANCE SHEET - ASSETS (In Thousand Reais)

1 – Code	2 – Description	3 – 09/30/2004	4 – 06/30/2004
1	Total assets	16,699,251	16,441,524
1.01	Current assets	1,247,662	987,443
1.01.01	Cash	298,458	102,905
1.01.01.01	Cash and cash equivalents	297,133	101,796
1.01.01.02	Other cash equivalents	1,325	1,109
1.01.02	Credits	858,279	773,407
1.01.02.01	Customers	858,279	773,407
1.01.03	Inventories	19,186	20,347
1.01.03.01	Operating storeroom	19,186	20,347
1.01.04	Other	71,739	90,784
1.01.04.01	Recoverable taxes and contributions	1,884	32,515
1.01.04.02	Deferred taxes and contributions	28,635	30,361
1.01.04.03	Other accounts receivable	41,220	27,908
1.02	Long term assets	1,405,487	1,379,525
1.02.01	Sundry credits	1,405,487	1,379,525
1.02.01.01	Customers	253,597	235,460
1.02.01.02	Compensation for concession termination	148,794	148,794
1.02.01.03	Judicial deposits	17,161	16,805
1.02.01.04	GESP Agreement	479,086	497,513
1.02.01.05	Accounts receivable from shareholders	228,192	206,997
1.02.01.06	Deferred taxes and contributions	250,069	246,090
1.02.01.07	Other accounts receivable	28,588	27,866
1.02.02	Receivables from related companies	0	0
1.02.02.01	From associated companies	0	0
1.02.02.02	From controlled companies	0	0
1.02.02.03	From other related companies	0	0
1.02.03	Other	0	0
1.03	Permanent assets	14,046,102	14,074,556
1.03.01	Investments	1,917	1,917
1.03.01.01	Interest in associated companies	0	0
1.03.01.02	Interest in controlled companies	0	0
1.03.01.03	Other investments	1,917	1,917
1.03.01.03.01	Shares in other companies	669	669
1.03.01.03.02	Shares in other companies with tax incentive	1,226	1,226
1.03.01.03.03	Compulsory deposits - Eletrobrás	22	22
1.03.02	Fixed assets	14,003,252	14,029,873
1.03.02.01	Property, plant and equipment	12,110,676	12,110,153
1.03.02.02	Work in progress	1,892,576	1,919,720
1.03.03	Deferred assets	40,933	42,766
1.03.03.01	Organization and reorganization expenses	40,933	42,766

02.02 – BALANCE SHEET - LIABILITIES (In Thousand Reais)

1 – Code	2 – Description	3 – 09/30/2004	4 – 06/30/2004
2	Total liabilities	16,699,251	16,441,524
2.01	Current liabilities	2,069,733	1,621,482
2.01.01	Loans and financing	1,265,521	484,348
2.01.02	Debentures	276,778	632,055
2.01.02.01	3rd issue debentures	0	366,597
2.01.02.02	4th issue debentures	100,001	100,001
2.01.02.03	5th issue debentures	147,536	146,173
2.01.02.04	Interest on debentures	29,241	19,284
2.01.03	Suppliers	36,319	24,264
2.01.04	Taxes, fees and contributions	126,072	68,827
2.01.04.01	Paes Program	35,538	34,766
2.01.04.02	Cofins and Pasep	28,382	14,126
2.01.04.03	I.N.S.S. (Social Security)	14,631	17,966
2.01.04.04	Social contribution	9,372	0
2.01.04.05	Income tax	35,885	0
2.01.04.06	Other	2,264	1,969
2.01.05	Dividends payable	0	0
2.01.06	Provisions	26,765	21,258
2.01.06.01	Finsocial	7,872	7,872
2.01.06.02	For Customers contingencies	8,309	12,184
2.01.06.03	For Suppliers contingencies	10,584	1,202
2.01.07	Debt with related companies	0	0
2.01.08	Other	338,278	390,730
2.01.08.01	Salaries and payroll charges	168,174	157,301
2.01.08.02	Services	53,349	50,952
2.01.08.03	Interest on net equity payable	37,961	93,029
2.01.08.04	Deferred taxes and contributions	68,661	62,971
2.01.08.05	Agreements – Local Governments	6,377	22,505
2.01.08.06	Other liabilities	3,756	3,972
2.02	Long-term liabilities	6,812,160	7,239,132
2.02.01	Loans and financing	4,722,328	5,759,703
2.02.02	Debentures	1,025,588	442,345
2.02.02.01	4th issue debentures	124,999	149,999
2.02.02.02	5th issue debentures	295,072	292,346
2.02.02.03	6th issue debentures	605,517	0
2.02.03	Provisions	432,973	420,850
2.02.03.01	Provision for labor indemnities	24,480	23,818
2.02.03.02	Civil	16,009	16,445
2.02.03.03	Social security charges	7,266	7,001

02.02 – BALANCE SHEET - LIABILITIES (In Thousand Reais)

1 – Code	2 – Description	3 – 09/30/2004	4 – 06/30/2004
2.02.03.04	Suppliers	174,181	178,496
2.02.03.05	Customers	194,697	179,420
2.02.03.06	Other	16,340	15,670
2.02.04	Debts with related companies	0	0
2.02.05	Others	631,271	616,234
2.02.05.01	Deferred taxes and contributions	125,269	127,799
2.02.05.02	Paes Program	275,428	278,132
2.02.05.03	Social security liabilities	203,245	183,905
2.02.05.04	Other accounts payable	27,329	26,398
2.03	Deferred income	0	0
2.05	Shareholders’ equity	7,817,358	7,580,910
2.05.01	Paid-in capital	3,403,688	3,403,688
2.05.02	Capital reserves	52,770	51,857
2.05.02.01	Support for projects reserve	36,990	36,077
2.05.02.02	Incentive reserves	15,780	15,780
2.05.03	Revaluation reserves	2,643,782	2,666,336
2.05.03.01	Own assets	2,643,782	2,666,336
2.05.03.02	Controlled/associated companies	0	0
2.05.04	Profit reserves	1,398,796	1,398,796
2.05.04.01	Legal	146,340	146,340
2.05.04.02	Statutory	0	0
2.05.04.03	For contingencies	0	0
2.05.04.04	Unrealized profits	0	0
2.05.04.05	Retained earnings	0	0
2.05.04.06	Special for undistributed dividends	0	0
2.05.04.07	Other profit reserves	1,252,456	1,252,456
2.05.04.07.01	Reserve for investments	1,252,456	1,252,456
2.05.05	Retained earnings/accumulated deficit	318,322	60,233

03.01 – INCOME STATEMENT (In Thousand Reais)

1 – Code	2 - Description	07/01/2004 to 09/30/2004	01/01/2004 to 09/30/2004	07/01/2003 to 09/30/2003	01/01/2003 to 09/30/2003
3.01	Gross sales and/or services revenues	1,148,349	3,365,812	1,081,814	3,135,556
3.01.01	Water supply – retail	594,114	1,734,575	554,670	1,599,074
3.01.02	Water supply – wholesale	54,266	160,291	66,026	188,974
3.01.03	Sewage collection and treatment	478,922	1,403,605	437,455	1,268,380
3.01.04	Other services rendered	21,047	67,341	23,663	79,128
3.02	Gross revenue deductions	(61,514)	(152,651)	(45,420)	(133,221)
3.02.01	Cofins	(50,549)	(123,876)	(32,454)	(95,422)
3.02.02	Pasep	(10,965)	(28,775)	(12,966)	(37,799)
3.03	Net sales and/or services revenues	1,086,835	3,213,161	1,036,394	3,002,335
3.04	Cost of sales and/or services	(554,247)	(1,637,196)	(496,790)	(1,477,562)
3.05	Gross profit	532,588	1,575,965	539,604	1,524,773
3.06	Operating expenses/income	(158,505)	(1,097,164)	(470,723)	(677,919)
3.06.01	Selling	(111,295)	(342,546)	(97,632)	(283,844)
3.06.02	General and administrative	(69,754)	(208,578)	(56,138)	(163,627)
3.06.03	Financial	22,544	(546,040)	(316,953)	(230,448)
3.06.03.01	Financial income	27,059	79,934	64,083	141,241
3.06.03.01.01	Financial income	27,462	83,035	64,181	138,895
3.06.03.01.02	Cofins/Pasep	(403)	(3,101)	(98)	2,346
3.06.03.02	Financial expenses	(4,515)	(625,974)	(381,036)	(371,689)
3.06.03.02.01	Financial expenses	(4,515)	(625,974)	(381,036)	(371,689)
3.06.04	Other operating income	0	0	0	0
3.06.05	Other operating expenses	0	0	0	0
3.06.06	Equity in the earnings	0	0	0	0
3.07	Operating income	374,083	478,801	68,881	846,854
3.08	Non-operating income (expense)	517	(10,967)	(599)	(32,638)
3.08.01	Revenues	2,838	7,583	3,199	6,296
3.08.01.01	Revenues	3,113	8,363	3,342	6,548
3.08.01.02	Cofins / Pasep	(275)	(780)	(143)	(252)
3.08.02	Expenses	(2,321)	(18,550)	(3,798)	(38,934)
3.08.02.01	Loss on disposal of fixed assets	(1,305)	(17,581)	(3,889)	(39,176)
3.08.02.02	Other	(1,016)	(969)	91	242
3.09	Income before taxes/profit share	374,600	467,834	68,282	814,216
3.10	Provision for income tax and social contribution	(132,754)	(170,864)	(42,482)	(197,361)
3.10.01	Provision for income tax	(105,316)	(135,622)	(33,700)	(152,399)
3.10.02	Provision for social contribution	(27,438)	(35,242)	(8,782)	(44,962)
3.11	Deferred income tax	2,469	7,057	11,877	(57,111)
3.11.01	Deferred income tax	9,394	15,006	11,582	(33,588)
3.11.02	Deferred social contribution	(6,925)	(7,949)	295	(23,523)
3.11.03	Reversal of deferred income tax	0	0	0	0
3.12	Statutory profit share/contribution	(8,780)	(26,341)	(8,781)	(26,344)
3.12.01	Profit share	0	0	0	0
3.12.02	Contribution	(8,780)	(26,341)	(8,781)	(26,344)
3.12.02.01	Extraordinary item	(8,780)	(26,341)	(8,781)	(26,344)
3.13	Reversal of interest on net equity	0	0	0	0
3.15	Profit/loss for the period	235,535	277,686	28,896	533,400
	NUMBER OF SHARES, EX-TREASURY SHARES (Thou)	28,479,577	28,479,577	28,479,577	28,479,577
	PROFIT PER SHARE	0.00827	0.00975	0.00101	0.01873
	LOSS PER SHARE

FEDERAL GOVERNMENT SERVICE
CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
ITR – QUARTERLY INFORMATION	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES	Base Date – 09/30/2004

01444-3     CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO     43.776.517/0001-80

04.01 – EXPLANATORY NOTES

Amounts in thousand reais

1. OPERATIONS

Companhia de Saneamento Básico do Estado de São Paulo (“SABESP” or “Company”) operates public water and sewage systems in the State of São Paulo, Brazil, providing water and sewage services to a broad range of residential, commercial, industrial and government customers. The Company also supplies water on a bulk basis to certain municipalities in the São Paulo Metropolitan Region which do not operate water systems.

SABESP provides water and sewage services in 368 municipalities of the State of São Paulo, in almost of them through concessions granted by the municipalities. Most of these concessions have 30-year terms, expiring between 2005 and 2034. Each of these concessions may be automatically renewed for a period equal to its initial term, unless the municipality or SABESP exercises the right to terminate the concession, upon notice to either party, at least six months prior to its expiration date.

The Company does not have a formal concession to provide water and sewage services in the City of São Paulo, which accounts for a substantial majority of the sales and services rendered. In Santos, a municipality located in the Baixada Santista region, which has a significant population, SABESP operates under public deed of authorization, the same occurring with some other municipalities in the Baixada Santista and in Vale do Ribeira regions, where the Company started operating after the merger of companies which resulted in the organization of SABESP.

2. PRESENTATION OF THE FINANCIAL STATEMENTS

The financial statements have been prepared in accordance with accounting practices adopted in Brazil and with the Brazilian Securities Commission (CVM) regulations.

3. SIGNIFICANT ACCOUNTING PRACTICES

(a) Determination of results of operations

(i) Gross revenue from sales and services

Revenues are recorded as the services are rendered. Water supply and sewage services rendered but not billed by the balance sheet date are measured and recorded as a contra entry to accounts receivable from customers so that costs can be matched against revenues for each period. Said revenues are recorded net from the bonus referring to the Water Consumption Reduction Incentive Program (note 18).

(ii) Financial income and expenses

These are substantially represented by interests, monetary and foreign exchange variations on loans and financings, and financial investments, calculated and recorded on the accrual basis of accounting.

(iii) Income tax and social contribution

Income tax and social contribution are recorded on the accrual basis of accounting. The provisions for income tax and deferred income tax on tax losses and on temporary differences are recorded at the base-rate of 15% plus an additional of 10%. The provisions for social contribution on net income and deferred social contribution on tax losses and on temporary differences are recorded at the rate of 9%.

(iv) Other income and expenses

Other income and expenses are recognized on the accrual basis of accounting.

(b) Financial investments

These are represented mainly by Financial Investment Fund (FIF) and are stated at the amounts invested plus accrued income (on a pro-rata basis) up to the end of the period.

(c) Allowance for doubtful accounts

The allowance is recorded at an amount considered sufficient to cover any probable losses on realization of accounts receivable from customers, and is charged to income for the period in “Selling Expenses".

(d) Inventories

Inventories of materials used in operations and in the maintenance of the water and sewage systems are stated at average purchase cost and recorded in current assets.

Inventories for investment are recorded in property, plant and equipment and are stated at average cost of purchase.

(e) Other current assets and long-term receivables

These are stated at cost plus accrued income or realizable value, when applicable.

(f) Permanent assets

These are stated at cost up to December 31, 1995, and take the following into consideration:

Depreciation of property, plant and equipment is calculated on the straight-line basis at the annual rates mentioned in Note 6.a.

The revaluation of property, plant and equipment items, carried out in two separate stages in 1990 and 1991, was based on an appraisal report issued by independent experts and is realized through depreciation, sale, and disposal of the respective assets, with a corresponding entry to “retained earnings”.

Interest charges on financings raised with third parties for construction in progress are capitalized as part of the cost of assets.

Deferred charges are amortized on the straight-line basis over five years as from the date when benefits start to be generated.

(g) Loans and financings

There are restated based on the related monetary and foreign exchange variations, plus other charges incurred up to the end of the period.

(h) Provision for vacation pay

The provision for vacation pay and respective payroll charges is accrued as earned.

(i) Provision for contingencies

Provisions for contingencies are recorded to cover eventual losses related to labor, tax, civil, commercial and other lawsuits, at administrative and court levels, which are considered by legal counsel to be probable and able to be estimated at September 30, 2004.

(j) Environmental expenditures

Expenditures relating to ongoing environmental programs are recorded as incurred. Ongoing programs are designed and performed with a view to minimize the environmental impact of the operations and to manage the environmental risks inherent to the activities. Provisions with respect to such costs are recorded at the time they are considered to be probable and able to be reasonably estimated.

(k) Actuarial liability

The Company sponsors a private defined benefit pension plan. CVM Deliberation 371 of December 13, 2000 determines the recognition of actuarial liabilities exceeding the fair value of the assets of the pension plans. Liabilities ascertained at December 31, 2001 have been recognized over a period of 5 years, as from fiscal year 2002.

(l) Other current liabilities and long-term liabilities

These are stated at their known or estimated amounts, including accrued charges and monetary and foreign exchange variations, when applicable.

(m) Interest on net equity

This interest has been recorded in accordance with Law 9249/95, for tax deductibility purposes, being limited to the daily pro-rata variation of the Long-term Interest Rate (TJLP) and recorded in conformity with CVM Deliberation 207/96.

(n) Profit per thousand shares

Profit per thousand shares is calculated based on the number of shares issued up to the closing of the period.

(o) Use of estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts or revenues and expenses for the periods presented. Actual results in the future could differ from those estimates.

4. CUSTOMERS

Receivables from customers (except agreements) do not include fines, interests or any charges on overdue bills and are summarized as follows:

(a) Balance sheet balances

	Sep/04	Jun/04

In current assets
Private customers
- General consumers (i)	453,504	448,333
- Special consumers (ii)	127,268	123,201
- Agreements (iii)	58,905	52,165

	639,677	623,699

Government entities
- Local government – São Paulo	241,307	227,263
- Local government – others	61,376	60,850
- GESP	58,429	38,409
- GESP Agreement	18,426	-
- Agreements (iii)	19,905	19,090
- Federal	12,642	12,225

	412,085	357,837

Authorized Entities
- Guarulhos	4,328	2,242
- Mauá	1,084	1,187
- Mogi das Cruzes	2,387	2,340
- Santo André	1,582	1,435
- São Caetano do Sul	2,334	2,215
- Diadema	973	909

	12,688	10,328

Amounts to be billed	194,436	175,813

Subtotal	1,258,886	1,167,677
Allowance for doubtful accounts
Private and government	(400,607)	(394,270)

Total from current assets	858,279	773,407

In long term assets
Agreements (iii)	47,437	38,940

Authorized entities
- Guarulhos	237,182	226,696
- Mauá	67,832	63,167
- Mogi das Cruzes	1,193	1,193
- Santo André	208,413	197,675
- Diadema	58,125	54,908

	572,745	543,639

Subtotal	620,182	582,579
Provision for doubtful accounts
Authorized entities	(366,585)	(347,119)

Total from long term assets	253,597	235,460

Total customers	1,111,876	1,008,867

Receivables from private customers refer to:

(i) general consumers – households and small and medium-sized businesses.
(ii) special consumers – large consumers, companies, plants, condominiums and special billing consumers (industrial waste, wells, etc.)
(iii) agreements – refinancing of overdue receivables into installments.

(b) Aging analysis

	Sep/04	Jun/04

Amounts currently due	541,436	504,066
Overdue up to 30 days	143,023	135,440
Overdue from 31 to 60 days	70,737	66,700
Overdue from 61 to 90 days	51,717	48,834
Overdue from 91 to 120 days	53,266	43,142
Overdue from 121 to 180 days	79,456	70,561
Overdue from 181 to 360 days	140,730	106,020
Overdue for more than 360 days	798,703	775,493

Subtotal	1,879,068	1,750,256
Provision for doubtful accounts	(767,192)	(741,389)

Total	1,111,876	1,008,867

	Sep/04	Jun/04

Current	858,279	773,407
Long term	253,597	235,460

(c) Provision for doubtful accounts

(i) The additional allowances charged during the period are as follows:

	3Q/04	2Q/04

Prior balance	741,389	697,015
Private customers/government entities	7,155	25,821
Authorized entities	18,648	18,553

Additions in the period, net	25,803	44,374

Current balance	767,192	741,389

Current	400,607	394,270
Long term	366,585	347,119

(ii) In the income

The Company recorded direct charges for probable losses in accounts receivable incurred in the 3rd quarter of 2004, in the amount of R$ 46,209 (net of recoveries, of R$ 20,406 up to R$ 5 and R$ 25,803 over R$ 5), directly to the income for the period, in conformity with the guidelines of Law 9430/96, recorded in Selling Expenses. These losses amounted to R$ 29,606 in the 3rd quarter of 2003.

	3Q/04	3Q/03

Provisions (over R$5)	(27,371)	(33,615)
Recoveries (over R$5)	1,568	12,057
Written-off (less than or equal to R$5)	(34,364)	(20,993)
Recoveries (less than or equal to R$5)	13,958	12,945

Expenses	(46,209)	(29,606)

The Company’s accounting policy for establishing the allowance for doubtful accounts is summarized below. The amounts thus ascertained are considered by the Management to be enough to cover eventual losses:

  accounts receivable balances (excluding accounts receivable from the State Government) over R$ 5 and less than R$ 30, overdue fore more than 360 days;
  accounts receivable balances (excluding accounts receivable from the State Government) over R$ 30, overdue for more than 360 days, for which collection action has been brought;
  accounts receivable balances (excluding accounts receivable from the State Government) less than or equal to R$ 5, overdue for more than 180 days, are written-off through a direct charge to “selling expenses”.

(d) Bulk sales – Local Governments

The amounts receivable on bulk sales refer to the sale of “treated water” to certain local governments which distribute, bill and charge for this water to end consumers.

Sales in the period

	3Q/04	2Q/04

Prior balance	553,967	526,943
Sales	54,273	52,648
Amount received for the period	(22,800)	(25,624)
Amount received for prior periods	(7)	-

Current balance	585,433	553,967

Current	12,688	10,328
Long term	572,745	543,639

(e) State of São Paulo Government (GESP)

Sales in the period

	3Q/04	2Q/04

Prior balance	38,409	42,074
Sales	60,309	68,985
Amount received	(1,571)	(4,048)
Settlement of accounts – addendum compensation	(38,718)	(68,602)

Current balance	58,429	38,409

5. TRANSACTIONS WITH RELATED COMPANIES

The Company has entered into a series of transactions with its controlling shareholder, the State Government, as well as companies related thereto.

(a) Receivables from the State Government

Outstanding balances for Receivables from the State Government are as follows on September 30:

	Sep/04	Jun/04

Current receivables:
Water and sewage services (i)	58,429	38,409
Gesp Agreement (iii) and (iv)	18,426	-

Total current receivables	76,855	38,409

Long term receivables:
Gesp Agreement (iii) and (iv)	331,989	523,938
Reimbursement of supplementary pension paid (ii)	548,814	527,620

Gross long-term receivable from the shareholder	880,804	1,051,558
Less amounts payable to the shareholder – interest on net equity	(173,525)	(347,048)

Total long term receivables, net	707,278	704,510

Water and sewage services rendered	158,464	176,890
Reimbursement of supplementary pension and retirement	548,814	527,620

In accordance with Federal Law no. 9430/96, SABESP may not write-off or record a provision for doubtful accounts against any amounts owed thereto by the State Government or state-owned entities.

(i) Water and sewage services

The Company renders services of water supply and sewage collection to the State Government and other companies related thereto, under conditions deemed by the Management to be usual market conditions, except as for the settlement of credits, which may be effected in the below mentioned terms.

(ii) Reimbursement of supplementary pensions paid

The amounts relate to supplementary pensions and paid leave benefits paid by the Company, on the State Government’s behalf, to former employees of the state-owned companies which merged to form SABESP. The relevant amounts are to be reimbursed by the State Government, which is the primary obligor thereof, and do not bear interests. The budget proposal of the State of São Paulo Government, as approved by the State House of Representatives, includes funds referring to such obligation.

(iii) GESP Agreement

On December 11, 2001, the Company entered into an agreement with the State Government (“GESP Agreement”), under which the State Government acknowledged a debt, among others, for services rendered by the Company of water supply and sewage collection to agencies, independent entities and foundations owned by the State Government, totaling R$358,207 on that date, representing services rendered until December 01, 2001, having further agreed to pay the amounts due. Additionally, the State Government acknowledged and agreed to pay amounts owed to the Company in connection with supplementary pensions and paid leave benefits paid by the Company, on its behalf, in the amount of R$ 320,623 on that date. The Management believes that the amounts owed by the State Government shall be received and does not estimate losses to be incurred out of such receivables

The GESP Agreement sets forth that the Water and Electric Power Department – DAEE will transfer, as partial payment to the Company, the title to the Taiacupeba, Jundiaí, Biritiba, Paraitinga and Ponte Nova reservoirs, which make up the Alto Tietê System, and the amount of such assets will reduce the amounts owed to the Company. The asset value of these reservoirs was ascertained based on the arithmetic average of independent evaluations carried out by CPOS – Companhia de Obras e Serviços (a state-owned building company selected by the State Government) and by ENGEVAL – Engenharia de Avaliação (an independent appraisal company selected by the Company). The payment of the amounts owed in excess to the fair market value of the reservoirs, as agreed upon between the parties, shall be effected by the State of São Paulo Government in 114 monthly successive installments, monthly adjusted by the IGP-M index, added by interests of 6% per annum, beginning from the maturity date of the first installment. Under the terms of the Agreement, the first original payment should have been effected in July 2002, however it was postponed because the parties did not reach an agreement as for the fair value of the reservoirs and the audit and specific analysis of the amounts due ascertained by the experts appointed by the State Government were not concluded. The arithmetic average of the market value of the reservoirs at June 30, 2002 was R$300,880, based on the discounted cash flow, reflecting the Company’s investments in such reservoirs.

Additionally, pursuant to the memorandum of understanding and the GESP Agreement, the State Government may, in certain circumstances, authorize the Company to use dividends, including interests on net equity stated by the Company and any other obligation payable to the State Government, for offsetting against accounts receivable for services of water supply and sewage collection rendered to the State Government or to its controlled companies.

(iv) First Amendment to the GESP Agreement

On March 22, 2004, the Company and the State Government entered into an amendment to the original GESP Agreement, (1) restating and acknowledging amounts owed by the State Government for the services of water supply and sewage collection services rendered until the end of February 2004, which were adjusted for inflation until February 2004; (2) formally authorizing the offsetting of amounts payable by the State Government against interest on net equity stated by SABESP and any other debt owed to the State Government at December 31, 2003, which were adjusted for inflation until February 2004 (as set forth in the original GESP Agreement); and (3) establishing the payment conditions related to the remaining obligations for the State Government for water supply and sewage collection services rendered to it.

Among the terms set forth in the Amendment, the State Government acknowledged amounts payable to the Company for services of water supply and sewage collection rendered until February 2004, totaling R$581,779, and the Company acknowledged amounts payable to the State Government relating to interests on net equity in the amount of R$518,732.

The Company and the State Government agreed upon the netting of R$404,889 (adjusted for inflation until February 2004), of which R$231,365 of the corresponding amounts receivable and payable by the end of 2004 were settled up to September 30, 2004. The remaining obligations, of R$176,890, at September 30, 2004, of which R$158,464 are recorded in long term assets and R$18,426 are recorded in current liabilities, shall be paid in monthly installments until May 2009.

The remainder of the settlement of accounts referring to interests on net equity payable to the State Government, in the amount of R$ 113,843, has been adjusted to inflation and, pursuant to article five of the 1st amendment, amortized the balance of overdue and unpaid invoices referring to services of water supply and sewage collection provided by SABESP to the State Government.

The Management believes that the amounts owed by the State Government shall be received and it is not estimated that losses will be incurred with such accounts receivable.

(b) Cash

The Company’s balance of bank accounts and financial investments with financial entities controlled by the State Government was R$ 262,982 at September 30, 2004 (R$70,641 at June 30, 2004). The financial income generated by such investments was R$ 17,830 and R$ 52,607, respectively in the periods ended on September 30, 2004 and 2003.

(c) Agreement for use of reservoirs

The Company uses the Guarapiranga and Billings reservoirs and part of some reservoirs of the Alto Tietê System, which are owned by another company controlled by the State of São Paulo Government. The Company does not pay any fee whatsoever for the use of such reservoirs, however is responsible for their operating and maintenance costs.

The Company has been granted the right to use water and exploit the reservoirs for a period of 30 years, counted as from 1997.

6. PROPERTY, PLANT AND EQUIPMENT

	Sep/04			Jun/04

	Cost	Accumulated Depreciation	Net	Net

In use
Water system
Land	931,554	-	931,554	931,518
Buildings	2,610,692	(1,179,403)	1,431,289	1,452,214
Ducts	761,488	(282,522)	478,966	481,010
Water meters	253,886	(122,363)	131,523	133,778
Networks	3,089,520	(841,975)	2,247,545	2,250,213
Equipment	237,856	(133,009)	104,847	106,593
Others	465,233	(170,833)	294,400	296,053

Subtotal	8,350,229	(2,730,105)	5,620,124	5,651,379

Sewage system
Land	348,311	-	348,311	348,223
Buildings	1,389,148	(441,078)	948,070	937,673
Ducts	790,609	(280,111)	510,498	512,212
Networks	4,404,413	(912,939)	3,491,474	3,457,930
Equipment	468,264	(292,033)	176,231	183,596
Others	11,731	(333)	11,398	15,353

Subtotal	7,412,476	(1,926,494)	5,485,982	5,454,987

General use
Land	102,868	-	102,868	102,867
Buildings	119,233	(58,864)	60,369	59,917
Transportation equipment	130,492	(113,424)	17,068	18,959
Furniture, fixtures and equipment	258,538	(152,827)	105,711	99,587
Free lease land	25,312	-	25,312	25,312
Free lease assets	9,618	(3,027)	6,591	6,591

Subtotal	646,061	(328,142)	317,919	313,233

Subtotal in use	16,408,766	(4,984,741)	11,424,025	11,419,599

Construction in progress
Water system	525,378	-	525,378	524,768
Sewage system	1,347,072	-	1,347,072	1,374,183
Others	20,126	-	20,126	20,769

Subtotal construction in progress	1,892,576	-	1,892,576	1,919,720

Intangible assets	747,876	(61,225)	686,651	690,554

Total	19,049,218	(5,045,966)	14,003,252	14,029,873

a) Depreciation:

Depreciation is calculated at the following annual rates: buildings - 4%; networks – 2%; equipment – 10%; water meters – 10%; transportation equipment – 20%; computer equipment – 20%; building connections – 5%, and furniture, fixtures and equipment – 10%.

Amortization of intangible assets is effected during the term of the concession agreements entered into with the municipalities served by the Company.

b) Construction in progress

The estimated disbursement as from October 2004, up to 2009, relating to the works already contracted, is approximately R$ 684,700 (not reviewed by the independent auditors).

c) Retirement of property, plant and equipment

The Company wrote-off items of property, plant and equipment in the third quarter of 2004 in the amount of R$ 1,305 (R$ 3,889 in 2003), relating to the group of properties in use, due to obsolescence, theft or disposal..

d) Expropriations

As a result of the implementation of priority projects related to the water and sewage systems, the Company was forced to expropriate or establish rights of way over third-party properties, in conformity with the relevant legislation. The owners of these properties will be compensated either through amicable or court means. The estimate by SABESP’s legal department of the compensation to be paid as from the fourth quarter of 2004, without a date set for the actual disbursement, amounts to approximately R$ 279,500 (not reviewed by the independent auditors), which will be paid with Company funds. The assets to be received as a result of these negotiations will be recorded as property, plant, and equipment after the transaction is completed. The amount referring to expropriations in the third quarter of 2004 was R$ 1,054 (R$ 2,081 in 2003).

e) Tax effects on assets revaluation

As permitted by CVM Instruction 197/93, the Company did not post a provision for the tax effects (deferred taxes) on the revaluation surplus of property, plant and equipment carried out in 1990 and 1991. Had this effect been accounted for, the unrealized amount at September 30, 2004 would be R$ 499,832 (Sep/2003 – R$ 537,245). In the period from January to September 2004, the realized revaluation reserve was R$ 79,938 (January to September 2003 – R$ 103,914).

f) Intangible assets

As from 1998, negotiations relating to new concessions were carried out based on the economic-financial results of the relevant business, as established on appraisal reports issued by independent experts.

The amount provided for in the respective contract, after the transaction is closed with the municipal government and carried out either through subscription of shares in the Company or in cash, is posted to the intangible assets account and amortized over the related concession period.

7. LOANS AND FINANCING

(i) Outstanding loans and financing

	Sep/04			Jun/04

	Short Term	Long Term	Total	Short Term	Long Term	Total	Final Maturity	Annual Interest Rate	Monet, Adjust.	Guarantees

Domestic
Fed.Government / Banco do Brasil	169,113	2,195,961	2,365,074	164,630	2,226,908	2,391,538	2014	8.50%	UPR	State Government
Debentures – 3rd issue	-	-	-	366,597	-	366,597	2004	CDI + 2.85%	-	-
Debentures – 4th issue	100,001	124,999	225,000	100,001	149,999	250,000	2006	CDI + 1.2%	-	-
Debentures – 5th issue	147,536	295,072	442,608	146,173	292,346	438,519	2007	CDI+2.00% and 12.70%	IGP-M	-
Debentures – 6th issue	-	605,517	605,517	-	-	-	2007 a 2010	CDI+1.75% and 11.00%	IGP-M	-
CEF	39,111	465,552	504,663	38,163	471,553	509,716	2007 a 2018	5 % to 9.5%	UPR	Own funds
BNDES	-	152,259	152,259	-	145,317	145,317	2013	3% + TJLP	-	Own funds
Others	2,331	25,084	27,415	2,315	25,244	27,559	2009 e 2011	12% / CDI	UPR	-
Interests and charges	51,601	-	51,601	41,427	-	41,427

Domestic Total	509,693	3,864,444	4,374,137	859,306	3,311,367	4,170,673

Foreign
IRDB US$ 13,327 thou	12,613	25,226	37,839	13,791	27,581	41,372	2007	4.85%	Currency basket var. + US$	Fed. Gov.
Soc.Génerale EUR 2,351 thou	3,068	5,296	8,364	3,273	5,650	8,923	2006	4.99%	EUR Currency basket var. + US$	Fed. Gov.
BID US$450,989 thou	108,018	1,181,179	1,289,197	117,111	1,272,625	1,389,736	2007 a 2025	3 % to 7.7%	Currency basktet var. + US$	Fed. Gov.
Euro Bônus US$500.000 thou	786,115	643,185	1,429,300	-	1,553,750	1,553,750	2005 e 2008	10% and 12%	US$	-
Deutsche Bank Luxembourg US$ 30,000 thou	57,172	28,586	85,758	62,150	31,075	93,225	2005	11.125	US$	-
Interests and charges	65,620	-	65,620	60,772	-	60,772

Foreign Total	1,032,606	1,883,472	2,916,078	257,097	2,890,681	3,147,778

Total	1,542,299	5,747,916	7,290,215	1,116,403	6,202,048	7,318,451

At September 30, 2004 the Company did not record any balances for short term loans and financing.

Exchange rate on September 30, 2004: US$ 2.8586; EUR 3.55730

UPR: Standard Reference Unit	TJLP : Long Term Interest Rate
CURRENCY BASKET VARIATION:: Amount referring to IDB and IRDB account unit	EUR: Euro
CDI: Interbank Deposit Certificate	IGP-M: General Market Prices Index

(ii) Promissory Notes

On June 17, 2004, the Board of Directors of the Company authorized the issuance of 40 promissory notes, in the total amount of R$200,000, in the face value of R$5,000 each, with maturity date within 180 days from the subscription date. The promissory notes bear interests on their face value, as from the issue date, on the basis of 105% of the CDI rate, calculated pro rata temporis until the payment date of the promissory notes. The issue was registered with the CVM on July 15, 2004 under no. CVM/SRE/RNP/2004/003. Twenty-six promissory notes were issued on July 16, 2004, in the total amount of R$130,000, which were paid on September 22, 2004, out of funds obtained from the placement of the 6th issue of debentures.

(iii) 6th Issue of Debentures

On September 17, 2004, the Company registered a securities program with the CVM by which it shall be able to offer government bonds, including non-convertible debentures and commercial papers, up to a total amount of R$1,500,000 throughout the next two years. As part of such program, on September 01, 2004 the Company issued 600,000 debentures in the face value of R$1 each, totaling R$600,000. The date of the financial settlement of the transaction was September 21, 2004, for the 1st series, and September 22, 2004, for the 2nd and 3rd series.

The debentures were placed on the market as follows:

	Amount	Adjustment	Interests	Interest Payment	Amortization	Maturity Date

1st series	231,813	-	CDI + 1.75%p.a.	Semiannual	Bullet payment	Sep/2007
2nd series	188,267	IGP-M	11	Annual	Bullet payment	Sep/2009
3rd series	179,920	IGP-M	11	Annual	Bullet Payment	Sep/2010

The raised amount was used for final settlement of the 3rd issue of debentures and of the promissory notes

Financial Covenants:

  Adjusted current ratio over 1.0; current assets divided by current liabilities, excluding from the current liabilities the short term portion of the long term debts undertaken by the Company.

  EBITDA/Financial Expenses equal to or less than 1.5.

  Non-compliance with these obligations will not be evidenced unless of recorded in quarterly financial statements, for at least two consecutive quarters, or for two non-consecutive quarters within a period of twelve months.

(iv) 3rd Issue of Debentures

On September 24, 2004, the Company settled the 3rd issue of debentures in the total amount of R$ 366,597 referring to the repurchase of all the outstanding debentures, and R$ 16,892 referring to interests incurred in the period.

(v) Repayment of loans and financing

The total amount of debts payable up to the end of the year is R$227,636, of which the North-American Dollar- and Euro-indexed amount of R$116,158 and the amount of R$111,478, refer to outstanding interests and principal of loans in Brazilian reais.

INSTITUTION	Oct-Dec 2004	2005	2006	2007	2008	2009	As from 2010	TOTAL

DOMESTIC
Federal Gov./Banco do Brasil	40,944	172,734	188,010	204,636	222,733	242,430	1,293,587	2,365,074
Caixa Econômica Federal - CEF	9,002	37,853	40,993	44,396	47,822	50,720	273,877	504,663
Debentures	25,000	247,537	247,535	379,349	-	191,088	182,616	1,273,125
BNDES	-	5,492	20,872	21,751	21,751	21,751	60,642	152,259
Others	549	2,703	4,230	4,230	4,230	4,051	7,422	27,415
Interests and Charges	35,983	15,618	-	-	-	-	-	51,601

Domestic Total	111,478	481,937	501,640	654,362	296,536	510,040	1,818,144	4,374,137

FOREIGN
IRDB	6,306	12,613	12,613	6,307	-	-	-	37,839
Société Génerale	1,490	3,247	3,627	-	-	-	-	8,364
BID	35,087	108,019	119,831	119,831	81,987	81,987	742,455	1,289,197
Euro Bonus	-	786,115	-	-	643,185	-	-	1,429,300
Deutsche Bank Luxembourg	28,586	57,172	-	-	-	-	-	85,758
Interests and Charges	44,689	20,931	-	-	-	-	-	65,620

Foreign Total	116,158	988,097	136,071	126,138	725,172	81,987	742,455	2,916,078

Total	227,636	1,470,034	637,711	780,500	1,021,708	592,027	2,560,599	7,290,215

8. TAXES AND CONTRIBUTIONS

(a) Balance sheet accounts

	Sep/04	Jun/04

In current assets (i)
Income tax to be deducted	1,884	26,632
Social contribution to be deducted	-	5,883

	1,884	32,515

Deferred income tax	2,077	3,346
Deferred social contribution	26,558	27,015

	28,635	30,361

In long term assets (ii)
Deferred income tax	163,219	152,714
Deferred social contribution	86,850	93,376

	250,069	246,090

In current liabilities
COFINS	23,303	11,601
PASEP	5,079	2,525
Income tax	35,885	-
Social Contribution	9,372	-
Deferred PASEP	21,639	20,624
Deferred COFINS	47,022	42,347

	142,300	77,097

In long term liabilities (iii)
Deferred income tax	67,861	71,345
Deferred social contribution	19,920	21,175
Deferred PASEP	12,139	11,745
Deferred COFINS	25,349	23,534

	125,269	127,799

(b) Deferred taxes

(i) Current assets

Mainly calculated on temporary differences in the amount of R$ 8,309 (Jun/2004 – R$ 13,386). The negative tax basis of the accrued social contribution at September 30, 2004 is R$286,776 (Jun/2004 – R$286,776).

(ii) Long-term receivables

Mainly calculated on temporary differences in the amount of R$ 652,875 (Jun/2004 – R$ 610,858) for income tax and R$ 667,778 (Jun/2004 – R$ 626,121) for social contribution.

The negative tax basis for the accrued social contribution at September 30, 2004 is R$297,227 (Jun/2004 – R$411,389).

In conformity with CVM Deliberation 273/98 and CVM Instruction 371/02, the realization of credits arising out of tax losses, negative tax basis for social contribution and temporary differences is based on budget projections.

(iii) Long-term liabilities

Mainly calculated on temporary differences in the amount of R$271,442 (Jun/2004 – R$ 285,382) for income tax and R$ 221,336 (Jun/2004 – R$ 235,276) for social contribution.

(c) Reconciliation of the effective tax rate

The amount recorded as income tax and social contribution expense in the financial statements is reconciled from the nominal rates as shown below:

	3Q/04	3Q/03

Profit before income tax	374,600	68,282

Cost at nominal rate of 34%	(127,364)	(23,216)

Conciliation:

Additions
- Non-deductible realization of the revaluation reserve	(7,668)	(8,427)

Exclusions
- Other differences	4,747	1,038

Income tax and social contribution expense
in the income statement	(130,285)	(30,605)

The actual income tax and social contribution rate in the quarter was impacted by contingent provisions (customers and suppliers), actuarial liabilities and realization of the revaluation reserve.

9. PAES – Special Payment into Installments

The Company filed a Request for Special Payment into Installments – “PAES”, on July 15, 2003, as provided for by Law no. 10.684, of May 30, 2003, which request includes COFINS and PASEP debts involved in a lawsuit brought against the enforcement of Law no. 9718/98 as well as the outstanding balance of the Tax Recovery Program – “REFIS”, in the mount of R$316,953. The debt shall be paid in 120 months, added by interests at the TJLP rate, the amount thereof being subject to homologation by the Federal Revenue Service.

The amount paid since the request for the PAES program was filed, from July 2003 up to September 2004, was R$42,104, with provisions for payment of charges having been booked in the amount of R$36,117.

The assets listed under the REFIS program, in the amount of R$249,034, remain in the PAES program.

10. PROVISIONS AND CONTINGENCIES

(a) In current liabilities

The Company has booked the amount of R$26,765 (Jun/2004 – R$21,258) in the current liabilities, under the item “Provisions”, referring to lawsuits in progress, for which a judgment has been rendered and is currently executed.

(i) Customers – these refer to claims filed by customers seeking tariff parity.

(ii) Finsocial – On July 1991 an Ordinary Annulment and Declaratory Action was filed by SABESP, through proceedings no. 91.0663460-5, requesting Finsocial debts to be declared null and void and SABESP’s obligation to contribute to Finsocial to be declared extinguished.

Deposits were effected in court, with application of a 2% rate, for the period from April 1991 up to April 1992. On August 30, 1994, authorization was granted for releasing 75% of such deposits, and the remaining 25% thereof, to which a 0.5% rate was applied, remained as court deposit and a provision was booked for such purpose.

Upon the acknowledgement, by the STF – Federal Supreme Court, of the constitutionality of assessment of Finsocial on the gross revenue of exclusively service providers, which judgment, in the understanding of the legal counsels has its effects over the discussion on the merits by SABESP, the Company, on July 26, 2002, discharged the amount of R$57,016, corresponding to 1.5% of the total amount due, and requested the conversion into income of the 0.5% kept as court deposit on the Federal Revenue Service’s behalf, thus dismissing the lawsuit referring to proceedings no. 91.0663460-5.

(b) Long-term liabilities

The Company, based on an analysis with its legal advisors, recorded a provision for contingencies in the amount of R$432,973 (Jun/2004 – R$420,850), considered sufficient to meet probable losses on legal actions.

(i) Labor claims – the Company is defending several labor claims, most of the amounts involved being under provisional or definite execution, thus being classified as of probable loss and, consequently, duly provisioned. The provision amount refers mainly to overtime and health hazard premium claims, which are currently processed in various courts.

(ii) Contractors – these refer to actions filed by contractors arising from construction contracts which have already been judged by lower courts and await the decision on the appeals filed by SABESP.

(iii) Customers – these refer to actions filed by our customers claiming tariff parity, currently processed in the lower and/or appellate courts, where decisions to date have been both favorable and unfavorable to the Company.

(c) Lawsuits

The Company is a defendant in lawsuits and administrative proceedings relating to environmental, tax, civil and labor issues, which are deemed by our legal advisors to be possible wins/losses and are not provisioned in the Company’s accounts. The aggregate amount referring to such proceedings is R$935,768 at September 30, 2004 (Jun/2004 – R$736,500)

11. PENSION AND ASSISTANCE PLANS

The Company is the sponsor of Fundação SABESP de Seguridade Social – SABESPREV, an entity organized in August 1990 with the main purpose of managing SABESP’s employees complementary pension and health benefit plans.

The monthly contributions to the defined benefit pension plan amount to 2.10% by the Company and 2.10% by participants.

The contributions made by participants, as mentioned above, represent an average amount, once the deduction from the payroll depends on salary levels, between 1% and 8.5%.

The health benefit program, made up by optional health plans of free choice, is also funded by contributions by the Company and participating employee, which in the year were as follows:

. Company: 6.21% on average of the payroll;
. Participating employees: 3.21% of base salary and bonus, corresponding to 2.25% of the gross payroll, on average.

12. BENEFITS TO EMPLOYEES

In order to meet the provisions in CVM Deliberation no. 371 of December 13, 2000, the amounts of the pension and retirement benefits granted or to be granted, to which employees are entitled after retirement, are presented below.

At December 31, 2003, based on an independent actuary report, SABESP had a net actuarial liability of R$305,184, representing the difference between the present value of the Company’s liability to the participating employees, retired employees, and pensioners, and the fair value of the plan assets.

The Company chose to recognize the liability over a five-year period as from 2002. The Actuarial Liabilities at September 30, 2004, in the amount of R$203,245 (Jun/2004 – R$183,905), is recorded in Long-Term Liabilities.

In 2004 the estimated expense is R$86,934. Expenses were recorded from January to September 2004, as shown below:

	3Q/04	Jan to Sep/04	3Q/03	Jan to Set/03

Repassed to Sabesprev	3,008	9,457	3,153	8,996
Actuarial liability recorded	19,340	57,705	19,050	57,612

Total recorded	22,348	67,162	22,203	66,608

The amount referring to past service cost is recorded as “extraordinary item”, net of the related taxes.

13. PROFIT SHARING

In August 2004, the Company paid the amount of R$ 22,114, referring to the 2nd installment of profit sharing referring to the period from July 2003 up to June 2004, as set forth in the collective labor agreement.

The Company has booked a provision for the amount corresponding up to one payroll referring to the profit sharing program related to the period from July 2004 up to June 2005. A provision in the amount of R$10,606 was booked for the quarter period, which is recorded in current liabilities.

14. FINANCIAL INSTRUMENTS

(a) Market value of financial instruments

The calculation to determine the market value of these financial instruments is made annually by the Company’s Management.

(b) Concentration of credit risk

A significant portion of sales is made to a broad customer base. Credit risk is mitigated due to the large portfolio and the control procedures, which monitor this risk.

The allowance for possible loan losses is sufficient to cover realization losses.

(c) Foreign currency

Transactions in foreign currency consist of borrowings for specific works of improvement and expansion of the Company’s water supply and sewage collection and treatment services.

15. OPERATING COSTS AND EXPENSES

	3Q/04	Jan to Sep/04	3Q/03	Jan to Sep/03

1. Cost of sales and services
Salaries and payroll charges	203,017	601,476	193,825	564,677
General supplies	20,234	56,952	19,611	54,599
Treatment supplies	19,720	69,673	21,483	69,111
Outsourced services	63,484	177,373	50,285	146,053
Electric power	93,604	280,308	82,036	234,312
General expenses	6,986	22,413	7,405	24,798
Depreciation and amortization	147,202	429,001	122,145	384,012

	554,247	1,637,196	496,790	1,477,562
2.Selling Expenses
Salaries and payroll charges	35,490	104,091	33,266	92,609
General supplies	1,230	4,043	1,293	3,705
Outsourced services	15,417	45,238	21,963	63,415
Electric power	198	595	184	571
General expenses	11,767	33,808	10,718	26,563
Depreciation and amortization	984	2,245	602	1,827
Write-off of receivables	46,209	152,526	29,606	95,154

	111,295	342,546	97,632	283,844
3. General and Administrative Expenses
Salaries and payroll charges	27,301	83,472	27,054	76,331
General supplies	958	2,517	811	2,583
Outsourced services	23,864	67,741	8,882	29,043
Electric power	232	638	205	587
General expenses	7,198	22,330	9,180	24,256
Depreciation and amortization	4,081	13,766	4,269	10,583
Tax expenses	6,120	18,114	5,737	20,244

	69,754	208,578	56,138	163,627
4. Costs, selling, gen. & administrative expenses (1+2+3)
Salaries and payroll charges	265,808	789,039	254,145	733,617
General supplies	22,422	63,512	21,715	60,887
Treatment supplies	19,720	69,673	21,483	69,111
Outsourced services	102,765	290,352	81,130	238,511
Electric power	94,034	281,541	82,425	235,470
General expenses	25,951	78,551	27,303	75,617
Depreciation and amortization	152,267	445,012	127,016	396,422
Tax expenses	6,120	18,114	5,737	20,244
Write-off of receivables	46,209	152,526	29,606	95,154

	735,296	2,188,320	650,560	1,925,033
5. Financial Expenses
Interests, fines and delinquent charges on Domestic Loans and Financing	118,031	337,300	134,182	402,398
Interests, fines and delinquent charges on Foreign Loans and Financing	54,447	172,382	66,856	190,839
Interests on net equity	-	39,302	-	158,346
Interests on net equity (reversal)	-	(39,302)	-	(158,346)
Other financing expenses	82	246	75	5,723
Income tax on foreign remittances	5,852	18,733	10,608	25,836
Other financial expenses	11,249	31,430	6,256	49,517
Monetary variations on loans and financing	25,902	56,206	39,428	122,567
Foreign exchange variations on loans and financing	(227,519)	(35,166)	84,894	(542,105)
Other monetary/foreign exchange variations	3,968	6,986	(6,526)	1,681
Provisions	12,503	37,857	45,263	115,233

	4,515	625,974	381,036	371,689
6. Financial Income
Monetary variations	7,890	39,009	34,449	53,980
Financial investment income	6,142	17,830	21,134	59,307
Interests	13,430	26,195	8,598	25,608
Others	-	1	-	-

Total financial income	27,462	83,035	64,181	138,895

COFINS/PASEP	(534)	(5,259)	(2,984)	(6,431)
COFINS/PASEP Credit	131	2,158	2,886	8,777

	(403)	(3,101)	(98)	2,346

Total Net Financial Income	27,059	79,934	64,083	141,241

Net Financial Expenses (Income)	(22,544)	546,040	316,953	230,448

16. COMPENSATION FOR CONCESSION TERMINATION

The Municipalities of Diadema and Mauá terminated the concessions of water supply and sewage collection at the beginning of 1995.

In December 1996, the Company filed claims to seek compensation for investments made during the terms of the concession agreements.

Even though the Company has not yet been compensated for these investments, water is still supplied on a bulk basis to these municipalities, which currently operate own water distribution and sewage collection systems.

The residual net book value of property, plant and equipment relating to the Municipality of Diadema, written-off in December 1996 amounted to R$ 75,231, and the claim balance and other receivables from the municipality amounting to R$ 62,876 are recorded under long-term receivables in “Compensation for concession termination”.

The residual value of property, plant and equipment relating to the Municipality of Mauá, written off in fiscal year 1999, amounted to R$103,763, and the claim balance, in the amount of R$85,918, is recorded in long term assets, under “Compensation for concession termination.”

Both claims are pending court decision but the legal advisor conducting the litigation expects a favorable outcome.

In relation to the Municipality of Mauá, a legal expert report has been presented, as well as explanations have been prepared by the technical staff of both parties. After conclusion of the discovery phase of the proceeding, having in consideration that the parties did not request new production of evidence, the term started for presentation of the parties’ allegations. Therefore, SABESP presented its closing arguments and the case records were remitted to the judge on May 13, 2004, and are awaiting judgment.

In relation to the Municipality of Diadema, the court determined the attachment to and judgment of the declaratory action for non-demandability of trade acceptances together with the public civil action. The court has further ordered an accounting expert examination to be carried out and the parties submitted their questions to the court expert.

SABESP filed an appeal against the court decision for joint judgment of the actions, however no judgment has been rendered up to this time. Therefore, the attachment of the declaratory action and the preparation of the expert report are awaited.

17. SHAREHOLDERS’ EQUITY

(a) Authorized capital

The Company is authorized to increase its capital up to a maximum of R$ 4,100,000, corresponding to 40,000,000,000 book-entry common shares with no par value.

(b) Subscribed and paid-up capital

The subscribed and paid-up capital comprises 28,479,577,827 common nominative shares, with no par value, distributed as follows:

		Sep/04		Jun/04

Shareholders	Number	%	Number	%

State Department of Finance	20,376,674,059	71.55	20,376,674,058	71.55
Shares in Custody with Stock Exchanges	8,075,489,717	28.35	8,073,289,501	28.33
Others	27,414,051	0.10	29,614,268	0.12

	28,479,577,827	100.00	28,479,577,827	100.00

(c) Remuneration of shareholders

Shareholders are entitled to a minimum mandatory dividend of 25% of the adjusted net profit calculated in conformity with Brazilian Corporate Law.

The interest recorded in 2004 will be paid in up to 60 days after the approval of the balance sheet at the Annual Shareholders’ Meeting.

(d) Capital reserve

This comprises tax incentives and donations from government agencies.

(e) Revaluation reserve

As permitted by CVM Instruction 197/93, the Company chose not to record the income tax and social contribution on the revaluation reserve of property, plant and equipment recorded up to 1991.

The revaluation reserve is charged against “Retained earnings” in proportion to the depreciation and writing-off of the respective assets.

(f) Changes in retained earnings

	3Q/04	2Q/04

Prior balance	60,233	99,190
Realization of revaluation reserve	22,554	34,378
Net income for the period	235,535	(73,335)

Current balance	318,322	60,233

18. WATER CONSUMPTION REDUCTION INCENTIVE PROGRAM

SABESP has implanted the Water Consumption Reduction Incentive Program with the purpose of stimulating São Paulo’s metropolitan region population to reduce consumption, thus cooperating to mitigate the supply crisis caused by rain shortage and low water level in the reservoirs that supply the region.

The program was extended to municipalities of the metropolitan region of São Paulo that are supplied by the metropolitan water supply system and was effective for 6 months as from March 15, 2004, having consisted of prizes, by way of a 20% discount on the water and sewage bills, granted to users that reduced their water consumption by 20% or more, in relation to the same period in the previous year.

As for the results achieved in the period from March 15 to September 15, 2004, they represent:

  R$71,250 reduction, about 4.7% of the amount invoiced for water supply and sewage collection, in the metropolitan region of São Paulo;

  In September, about 1,228,131 users managed achieved consumption reductions, which represents 38.3% of the customers served in the metropolitan region of São Paulo.

19. CASH FLOW

In order to provide improved information to the market, and abiding by the New Market regulation, the Company is also presenting statements of cash flow, prepared in accordance with NPC-20 Standard.

Description	3Q/04	Jan-Sep/04	3Q/03	Jan-Sep/03

Cash flow from operating activities
Net income for the period	235,535	277,686	28,896	533,400
Adjustments to reconcile net income:
Deferred taxes and contributions	907	1,095	(16,402)	(32,727)
Provisions for contingencies	18,762	60,317	51,570	(37,559)
Social security contributions	22,348	67,162	19,050	57,612
Property, plant & equipment received as donation (Private Sector)	(2,012)	(4,599)	(1,542)	(1,885)
Loss on disposal of property, plant and equipment	1,305	17,581	3,893	39,176
Gain on disposal of property, plant and equipment	-	-	(4)	(4)
Depreciation	143,991	418,058	120,260	376,521
Amortization	8,276	26,954	6,756	19,901
Interests on loans and financing payable	184,834	534,963	208,920	609,880
Foreign exchange and indexation charges on loans and financing	(201,617)	21,040	124,322	(419,538)
Monetary variation on interest on net equity	3,018	9,511	-	-
Allowance for doubtful accounts	46,209	152,526	29,606	95,154

	461,556	1,582,294	575,325	1,239,931

(Increase) decrease in assets:
Accounts receivable from customers	(165,371)	(251,734)	(200,001)	(279,500)
Accounts receivable from shareholders	-	-	(20,946)	(59,810)
Inventories	1,161	3,122	(1,725)	782
Recoverable taxes and contributions	30,631	(744)	(10,391)	(10,391)
Other accounts receivable	(13,312)	(29,345)	(6,351)	45,938
Accounts receivable from customers – long term	(73,612)	(123,982)	(27,107)	(29,064)
Accounts receivable – GESP	(33,907)	(70,541)	-	-
Court deposits	(356)	415	(87)	99
Other long-term accounts receivable	(722)	819	(1,584)	(3,544)

	(255,488)	(471,990)	(268,192)	(335,490)

Increase (decrease) in liabilities:
Accounts payable to suppliers	12,055	(15,615)	11,357	(971)
Salaries and payroll charges payable	10,873	32,880	10,212	73,376
Taxes and contributions payable	57,245	41,584	(17,439)	63,854
Other accounts payable	8,631	5,316	5,772	2,784
Contingencies payable	(1,132)	(4,416)	-	-
Long-term taxes and contributions payable	(2,704)	(6,786)	55,101	209,162
Other long-term accounts payable	(8,526)	(6,826)	6	6

	76,442	46,137	65,009	348,211

Net cash provided by operating activities	282,510	1,156,441	372,142	1,252,652

Cash flow from investment activities:
Purchases of property, plant and equipment	(149,790)	(467,481)	(158,191)	(380,499)
Sales of property, plant and equipment	-	175	-	8
Increase in deferred assets	(174)	(298)	(3,209)	(7,257)

Net cash used in investment activities	(149,964)	(467,604)	(161,400)	(387,748)

Cash from financing activities:
Loans and financing – short term:
Issuances	130,000	130,000	-	-
Repayments	(133,787)	(133,787)	-	-

Loans and financing – long term:
Issuances	637,237	740,439	81,670	800,794
Repayments	(633,261)	(1,281,199)	(906,278)	(1,557,918)

Interests on net equity:
Interests on net equity paid	62,818	(126,845)	9,247	(105,740)
Settlement of accounts	-	-	(9,247)	(9,247)

Net cash used in financing activities	63,007	(671,392)	(824,608)	(872,111)

Increase (reduction) in cash and cash equivalents	195,553	17,445	(613,866)	(7,207)

Cash and cash equivalents in the beginning of the period	102,905	281,013	1,021,330	414,671

Cash and cash equivalents in the end of the period	298,458	298,458	407,464	407,464

Supplementary information:
Interests and charges paid on loans and financing	176,215	543,904	225,425	651,119
Capitalization of interests and financial charges	(11,642)	14,496	6,615	(3,913)
Income tax and social contribution paid	24,408	92,118	-	128,646
Property, plant & equipment received as donation and/or paid in shares	914	2,031	2,145	3,088
Cofins and Pasep paid	41,326	130,308	53,888	113,581

Non-cash transactions

Acquisition related to São Bernardo do Campo
Purchase price	415,471	415,471	-	-
Offsetting of accounts receivable from customers	(265,432)	(265,432)	-	-
Amounts payable	6,377	6,377	-	-
Amount paid	16,129	94,149	-	-

Settlement of accounts - GESP	(120,904)	(126,532)	-	-

20. SUBSEQUENT EVENTS

  Transfer of common shares

On October 8 and 11, 2004, the State Finance Department transferred 5,802,967,065 common shares to Companhia Paulista de Parcerias – CPP (“CPP”), a company controlled by the State Treasury Department.

  Global Offer of Shares Issued by SABESP.

A Notice of Initial Public Offering was published on October 29, 2004, for public distribution both in the Brazilian market and in the international market, of 5,272,314,946 book-entry common shares, with no face value, issued by SABESP and owned by the State of São Paulo Government and by Companhia Paulista de Parcerias – CPP. The Notice of Closing of Global Offering showing the final distribution prices will be timely published.

  Court Decision – GESP Agreement

In October 2004, a lower court judge rendered a decision favorable to the State of São Paulo Public Prosecutor’s Office, declaring the transfer to the Company of the ownership of the reservoirs making up the Alto TietêSystem from the State Water and Electric Power Department, as provided for in the GESP Agreement and discussed in Note 5, to be unlawful, which judgment the Company believes to refer solely to the unlawfulness of the transfer of the reservoirs. The Company and the State Government filed an appeal against the decision requesting the effects of the lower court judgment to be stayed until a final decision is rendered by the State of São Paulo Court of Appeals. On October 19, 2004 the request was granted and the judgment was stayed. The Company and the State Government are not able to estimate whether they will be successful in the referred appeal; however, it is the opinion of the State of São Paulo Government that all the obligations undertaken by the State Government to SABESP in the new 2004 agreement remain valid and enforceable, as mentioned in note 5, regardless of the outcome of the referred appeal.

05.01 - COMMENTS ON COMPANY’S PERFORMANCE IN THE QUARTER PERIOD

1. SABESP reports growth of 4.9% in the net operating revenue, with slight change in the EBITDA

(R$ million)

Financial Highlights	3Q03	3Q04	Change

Net Operating Revenue	1,036.4	1,086.8	4.9%
EBIT (Earnings Before Interests and Taxes)	385.9	351.5	(8.9%)
EBITDA (*)	512.9	503.8	(1.8%)
EBITDA Margin	49.5%	46.4%
Net Income (Loss)	28.9	235.5	714.9

(*)	Earnings before interests, taxes, depreciation and amortization

SABESP recorded net operating revenue of R$ 1,086.8 million, with EBITDA of R$ 503.8 million in the 3Q04. The final result for the period, a profit of R$ 235.5 million, reflected the positive effect of the 8.0% appreciation of Brazilian real in relation to North-American dollar, as well as the 6.78% tariff adjustment on August 29, 2004.

2. Gross operating revenue – 6.2% growth

The 6.2% growth in the gross operating revenue is due to an ongoing recovery of the retail segment. The effect of the 6.78% tariff adjustment as from August 29, 2004 caused a 1.95% impact in September, generating a slight growth in the operating revenues. The full adjustment shall be entirely incorporated into the revenue by November.

The revenue was also influenced by the reduction in water consumption, with migration of part of the consumers to a lower tariff, and by the bonus granted in the quarter in the amount of R$36.3 million, which represented 3.2% of the gross operating revenue.

Water and sewage values billed to the retail market recorded a 3.1% growth. The charts below show volumes of water and sewage services billed to the retail market broken down by user category and region in the third quarters of 2003 and 2004 (unaudited):

VOLUME OF WATER AND SEWAGE SERVICES BILLED TO RETAIL MARKET - million m3
Category	Water		Change	Sewage		Change	Water + Sewage		Change
	3Q03	3Q04%		3Q03	3Q04%		3Q03	3Q04%
Residential	296.2	305.2	3.0	228.0	237.6	4.2	524.2	542.8	3.5
Commercial	35.3	35.6	0.8	31.5	32.0	1.6	66.8	67.6	1.2
Industrial	7.7	8.1	5.2	7.3	7.8	6.8	15.0	15.9	6.0
Public	11.7	11.1	(5.1	9.0	8.8	(0.2	20.7	19.9	(3.
Total	350.9	360.0	2.6	275.8	286.2	3.8	626.5	646.2	3.1

VOLUME OF WATER AND SEWAGE SERVICES BILLED TO RETAIL MARKET - million m3
Region	Water		Change	Sewage		Change	Water + Sewage		Change
	3Q03	3Q04%		3Q03	3Q04%		3Q03	3Q04%
Metropolitan	231.5	239.6	3.5	184.8	194.1	5.0	416.3	433.7	4.2
Regional Systems*	119.2	120.4	1.0	91.0	92.1	1.2	210.2	212.5	1.1
Total	350.7	360.0	2.6	275.8	286.2	3.8	626.5	646.2	3.1
(*)	Comprising Coastal and Interior regions.

3. Costs, Administrative and Selling Expenses

Costs of products sold and services rendered, administrative and selling expenses increased by R$84.8 million or 13.0%.

Following are the main changes:

(R$ million)

	3Q03	3Q04	Difference	%

Salaries and Payroll Charges	254.2	265.8	11.6	4.6
General Supplies	21.7	22.4	0.7	3.2
Treatment Supplies	21.5	19.7	(1.8)	(8.4)
Outsourced Services	81.1	102.8	21.7	26.8
Electric Power	82.4	94.0	11.6	14.1
General Expenses	27.3	26.0	(1.3)	(4.8)
Depreciation and Amortization	127.0	152.3	25.3	19.9
Credits Write-off	29.6	46.2	16.6	56.1
Tax Expenses	5.7	6.1	0.4	7.0
Costs, Administrative and Selling Expenses	650.5	735.3	84.8	13.0

3.1. Salaries and Payroll Charges

These reported a 4.6% increase of R$ 11.6 million. Such increase is mainly due to the 4.2% salary increase, as from May 2004, as a result of the collective labor agreement.

3.2. General Supplies

These reported a R$0.7 million or 3.2% increase, mainly due to supplies used for maintenance of residential water connections.

3.3. Treatment Supplies

These posted a R$ 1.8 million or 8.4% decrease, mainly in activated carbon, due to the lower temperatures recorded in this year, with non-proliferation of seaweeds, and consequent reduction in the application of such product, which is used to fight the smell and taste in the water, and in iron chloride, due to lesser application of this product, which is used as coagulant in water treatment.

3.4. Services

These recorded a R$21.7 million or 26.8% increase in technical professional services, mainly caused by the agreement entered into with a financial institution for the 6th issue of debentures and technical services of data conversion for creation of digital base for the SABESP’s geographic information system in the metropolitan region of São Paulo. Other expenses that answered for the increase were those related to Publicity and Advertising, by way of publicity campaigns in the media, and Paving and Replacement of Pavements.

3.5. Electric Power

This recorded a R$11.6 million or 14.1% increase, caused by the average growth of 13.6% in electric power tariffs and of 0.5% on account of the ECE (Emergency Capacity Charge) adjustment. As far as electric power consumption is concerned, there was a 0.2% drop in the third quarter of 2004 (510,442 MWh) in relation to the same period of 2003 (511,407 MWh) as a result of the water consumption reduction plan enforced by the Company as from May 2004.

3.6. General Expenses

These decreased by R$ 1.3 million or 4.8%, a result, mainly, of the provision for contingencies. The amount of the provision in 3Q04 was lower than in 3Q03.

3.7. Depreciation and Amortization

These recorded a R$25.3 million or 19.9% increase, resulting from transfers of works from property, plant and equipment in progress to operating property, plant and equipment.

3.8. Credit Write-off

This recorded a R$ 16.6 million or 56.1% increase, of which R$ 7.1 million was due to the tariff increase occurred in August 2003 and R$ 9.5 million was due to lower recovery in this quarter. In the 3rd quarter of 2003 R$8.3 million were received from São Bernardo do Campo municipality by way of writ of payment.

3.9. Tax Expenses

These recorded a R$0.4 million or 7.0% increase, due to the assessment of the CPMF fee.

4. Financial Expenses and Inflation and Exchange Losses on Monetary Items

4.1 Financial Expenses

These recorded a R$61.0 million or 23.2% decrease, as a result of:

  Provisions, decrease of R$32.8 million, due to increase in provisions posted for lawsuits against suppliers and other civil proceedings in 3Q03;

  Interest on domestic loans and financing, a decrease of R$16.2 million, due to reduction in the variation of the annual CDI interest rates on the outstanding balance of debentures issued by SABESP;

  Interest on foreign loans and financing, a decrease of R$12.4 million, due to the appreciation of Brazilian Real in relation to North-American Dollar occurred in 3Q04, affecting interests provisioned with respect to their respective balances.

4.2 Inflation and Exchange Losses on Monetary Items

Inflation and exchange losses on monetary items decreased by R$ 315.4 million, due to the appreciation of Brazilian Real in relation to North-American Dollar by 8.0% in 3Q04 as compared to the devaluation of 1.8% occurred in 3Q03, substantially affecting foreign currency loans.

5. Financial Revenues and Inflation and Exchange Gains on Monetary Items

5.1 Financial revenues

These recorded a decrease resulting from a reduction in financial investments.

5.2 Inflation and Exchange Gains on Monetary Items

There recorded a decrease as a result of monetary adjustments to writs of payment from the municipality of São Bernardo do Campo occurred in 3Q03.

6. Operating Highlights

As shown in the chart below, the Company has continued to expand its services (unaudited data).

Operating Highlights	3Q03	3Q04%

Water connections (1)	6,012	6,323	5.2
Sewage connections (1)	4,426	4,708	6.4
Population served with water supply (2)	21.2	22.3	5.2
Population connected to sewage collection networks(2)	17.0	18.1	6.5
Water volumes billed to the wholesale market (3)	87.0	62.5	(28.2)
Water volumes billed to the retail market (3)	350.7	360.0	2.7
Sewage service billings (3)	275.8	286.2	3.8
Number of employees	18,349	17,775	(3.1)
Operational productivity (4)	569	620	9.0

(1)	In 1,000 units at the end of the period
(2)	Millions of inhabitants at the end of the period
(3)	In million m3
(4)	Number of water and sewage connections per employee

01.01 – IDENTIFICATION

1 –CVM CODE 01444-3	2 – COMPANY’S NAME CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	3 –CNPJ 43.776.517/0001-80

10.01 – CHARACTERISTICS OF PUBLIC OR PRIVATE DEBENTURE ISSUES

1 - ITEM	01
2 – ORDER NUMBER	4
3 - CVM REGISTRATION NUMBER	CVM/SER/DEB/2001-022
4 – DATE OF REGISTRATION WITH CVM	06/04/2001
5 - ISSUED SERIES	UN
6 - TYPE OF ISSUE	SIMPLE
7 - NATURE OF ISSUE	PUBLIC
8 - ISSUE DATE	04/01/2001
9 - DUE DATE	12/15/2006
10 – TYPE OF DEBENTURE	WITHOUT PREFERENCE
11 – REMUNERATION CONDITIONS	DI + 1.20% PER ANNUM
12 - PREMIUM/DISCOUNT	NONE
13 - NOMINAL VALUE (reais)	7,553.02
14 – AMOUNT ISSUED (Thousand of reais)	226,590
15 - DEBENTURES ISSUED (Units)	30,000
16 - OUTSTANDING SECURITIES (Units)	30,000
17 - TREASURY DEBENTURES (Units)	0
18 - SURRENDERED DEBENTURES (Units)	0
19 - CONVERTED DEBENTURES (Number)	0
20 – DEBENTURES TO PLACE (Number)	0
21 – DATE OF LAST NEGOTIATION
22 – DATE OF NEXT EVENT	12/15/2004

1 - ITEM	02
2 – ORDER NUMBER	5
3 - CVM REGISTRATION NUMBER	CVM/SER/DEB/2002-013
4 – DATE OF REGISTRATION WITH CVM	05/14/2002
5 - ISSUED SERIES	1
6 - TYPE OF ISSUE	SIMPLE
7 - NATURE OF ISSUE	PUBLIC
8 - ISSUE DATE	04/01/2002
9 - DUE DATE	03/01/2007
10 – TYPE OF DEBENTURE	WITHOUT PREFERENCE
11 – REMUNERATION CONDITIONS	CDI + 2.00% PER ANNUM
12 - PREMIUM/DISCOUNT	NONE
13 - NOMINAL VALUE (reais)	10,432.22
14 – AMOUNT ISSUED (Thousand of reais)	327,279
15 - DEBENTURES ISSUED (Units)	31,372
16 - OUTSTANDING SECURITIES (Units)	31,372
17 - TREASURY DEBENTURES (Units)	0
18 - SURRENDERED DEBENTURES (Units)	0
19 - CONVERTED DEBENTURES (Number)	0
20 – DEBENTURES TO PLACE (Number)	0
21 – DATE OF LAST NEGOTIATION	10/01/2003
22 – DATE OF NEXT EVENT	10/01/2004

1 - ITEM	03
2 – ORDER NUMBER	5
3 - CVM REGISTRATION NUMBER	CVM/SER/DEB/2002-014
4 – DATE OF REGISTRATION WITH CVM	05/14/2002
5 - ISSUED SERIES	2
6 - TYPE OF ISSUE	SIMPLE
7 - NATURE OF ISSUE	PUBLIC
8 - ISSUE DATE	04/01/2002
9 - DUE DATE	03/01/2007
10 – TYPE OF DEBENTURE	WITHOUT PREFERENCE
11 – REMUNERATION CONDITIONS	IGP-M + 12.70% PER ANNUM
12 - PREMIUM/DISCOUNT	NONE
13 - NOMINAL VALUE (reais)	15,858.66
14 – AMOUNT ISSUED (Thousand of reais)	136,828
15 - DEBENTURES ISSUED (Units)	8,628
16 - OUTSTANDING SECURITIES (Units)	8,628
17 - TREASURY DEBENTURES (Units)	0
18 - SURRENDERED DEBENTURES (Units)	0
19 - CONVERTED DEBENTURES (Number)	0
20 – DEBENTURES TO PLACE (Number)	0
21 – DATE OF LAST NEGOTIATION	10/01/2003
22 – DATE OF NEXT EVENT	04/01/2005

1 - ITEM	04
2 – ORDER NUMBER	6
3 - CVM REGISTRATION NUMBER	CVM/SRE/DEB/2004-031
4 – DATE OF REGISTRATION WITH CVM	09/17/2004
5 - ISSUED SERIES	1
6 - TYPE OF ISSUE	SIMPLE
7 - NATURE OF ISSUE	PUBLIC
8 - ISSUE DATE	09/01/2004
9 - DUE DATE	09/01/2007
10 – TYPE OF DEBENTURE	WITHOUT PREFERENCE
11 – REMUNERATION CONDITIONS	DI + 1.75% PER ANNUM
12 - PREMIUM/DISCOUNT	NONE
13 - NOMINAL VALUE (reais)	1,013.23
14 – AMOUNT ISSUED (Thousand of reais)	234,879
15 - DEBENTURES ISSUED (Units)	231,813
16 - OUTSTANDING SECURITIES (Units)	231,813
17 - TREASURY DEBENTURES (Units)	0
18 - SURRENDERED DEBENTURES (Units)	0
19 - CONVERTED DEBENTURES (Number)	0
20 – DEBENTURES TO PLACE (Number)	0
21 – DATE OF LAST NEGOTIATION
22 – DATE OF NEXT EVENT	03/01/2005

1 - ITEM	05
2 – ORDER NUMBER	6
3 - CVM REGISTRATION NUMBER	CVM/SRE/DEB/2004-032
4 – DATE OF REGISTRATION WITH CVM	09/17/2004
5 - ISSUED SERIES	2
6 - TYPE OF ISSUE	SIMPLE
7 - NATURE OF ISSUE	PUBLIC
8 - ISSUE DATE	09/01/2004
9 - DUE DATE	09/01/2009
10 – TYPE OF DEBENTURE	WITHOUT PREFERENCE
11 – REMUNERATION CONDITIONS	IGP-M + 11.00% PER ANNUM
12 - PREMIUM/DISCOUNT	NONE
13 - NOMINAL VALUE (reais)	1,014.98
14 – AMOUNT ISSUED (Thousand of reais)	191,087
15 - DEBENTURES ISSUED (Units)	188,267
16 - OUTSTANDING SECURITIES (Units)	188,267
17 - TREASURY DEBENTURES (Units)	0
18 - SURRENDERED DEBENTURES (Units)	0
19 - CONVERTED DEBENTURES (Number)	0
20 – DEBENTURES TO PLACE (Number)	0
21 – DATE OF LAST NEGOTIATION
22 – DATE OF NEXT EVENT	09/01/2005

1 - ITEM	06
2 – ORDER NUMBER	6
3 - CVM REGISTRATION NUMBER	CVM/SER/DEB/2004/033
4 – DATE OF REGISTRATION WITH CVM	09/17/2004
5 - ISSUED SERIES	3
6 - TYPE OF ISSUE	SIMPLE
7 - NATURE OF ISSUE	PUBLIC
8 - ISSUE DATE	09/01/2004
9 - DUE DATE	09/01/2010
10 – TYPE OF DEBENTURE	WITHOUT PREFERENCE
11 – REMUNERATION CONDITIONS	IGP-M + 11.00% PER ANNUM
12 - PREMIUM/DISCOUNT	NONE
13 - NOMINAL VALUE (reais)	1,014.98
14 – AMOUNT ISSUED (Thousand of reais)	182,615
15 - DEBENTURES ISSUED (Units)	179,920
16 - OUTSTANDING SECURITIES (Units)	179,920
17 - TREASURY DEBENTURES (Units)	0
18 - SURRENDERED DEBENTURES (Units)	0
19 - CONVERTED DEBENTURES (Number)	0
20 – DEBENTURES TO PLACE (Number)	0
21 – DATE OF LAST NEGOTIATION
22 – DATE OF NEXT EVENT	09/01/2005

16.01 – OTHER INFORMATION DEEMED BY THE COMPANY TO BE RELEVANT

Supplementary Information

In order to improve the information provided to the market, the Company is presenting, as supplementary information, the financial statements in a constant purchasing power currency.

1. SUPPLEMENTARY INFORMATION IN “CONSTANT PURCHASING POWER CURRENCY”

(a) Monetary indexation

The monetary indexation of the operations relating to the permanent assets, shareholders’ equity, income statement accounts and ascertainment of profits and losses in monetary items was measured based on the variation of the Accounting Monetary Unit – UMC, taking for basis the variation of the General Market Prices Index – IGP-M in the 3rd quarter, of 3.26%, and year-to-date, of 10.26%.

(b) Balance sheet accounts

Amounts related to monetary assets and liabilities presented in “constant purchasing power currency” are identical to those presented in accordance with the “corporate legislation”, except for accounts receivable from customers, accounts payable to suppliers and contractors, deferred income tax and social contribution in long-term liabilities, which are adjusted to reflect the purchasing power or currency realization at September 30, 2004, taking for basis the rate determined by the National Association of Investment Banks – ANBID.

Permanent assets and shareholders’ equity were adjusted based on the monthly variation of the UMC, updated by the IGP-M up to September 30, 2004.

(c) Income statement accounts

All the income statement accounts were indexed for inflation based on the variation of the UMC, as from the month when they were booked, adjusted in accordance with inflation gains and losses ascertained on the balances at the beginning and end of every month for monetary assets and liabilities, and which generated financial or nominal inflationary expenses and income, which were considered to reduce the respective income statement accounts to which they were attached.

(d) Deferred taxes and contributions

Deferred income tax and social contribution were calculated based on the rates of 15% plus additional 10% and 9%, respectively, on the surplus value of the properties and rights in the permanent assets generated by the result of their monetary adjustment, in conformity with the instructions of the CVM, as provided for in Communication no. 99/006 issued by the IBRACON – Brazilian Institute of Independent Accountants.

The amounts below are shown in constant purchasing power currency at September 30, 2004.

In thousand R$
Balance Sheet	Nominal currency	Constant purchasing power currency

Total assets	16,699,251	34,060,209

Current assets	1,247,662	1,245,142

Long-term assets	1,405,487	1,405,487

Permanent assets	14,046,102	31,409,580
Investments	1,917	3,001
Property, plant and equipment	14,003,252	31,329,287
Deferred assets	40,933	77,292

Total liabilities	16,699,251	34,060,209

Current liabilities	2,069,733	2,069,431

Long-term liabilities	6,812,160	11,952,566

Shareholders’ equity	7,817,358	20,038,212
Paid-up capital stock	3,403,688	8,843,043
Capital reserves	52,770	103,883
Revaluation reserves	2,643,782	6,928,962
Profit reserves	1,398,796	3,892,512
Retained earnings	318,322	269,812

In thousand R$
	January to September 2004

Income statement	Nominal Currency	Constant purchasing power currency

Net revenue from sales and services rendered	3,213,161	3,359,077
Cost of products sold and services rendered	(1,637,196)	(2,267,790)

Gross income	1,575,965	1,091,287
Selling expenses	(342,546)	(361,920)
Administrative expenses	(208,578)	(231,286)

Income before net financial expenses	1,024,841	498,081
Net financial expenses	(546,040)	68,283

Operating income	478,801	566,364
Non-operating income	(10,967)	(39,206)

Income before taxes and profit sharing	467,834	527,158
Provision for income tax and social contribution	(170,864)	(175,505)
Deferred income tax and social contribution	7,057	13,017
Extraordinary item net of income tax and social contribution	(26,341)	(27,787)

Income for the period	277,686	336,883

Profit per share	0.00975	0.01183

Conciliation of the income for the period and shareholders’ equity

In thousand R$
Description	Income for the period	Shareholders’ equity

Corporate legislation	277,686	7,817,358

Monetary indexation
Of permanent assets	2,364,835	17,363,478
Of shareholders’ equity	(2,312,484)
Adjustment to present value - net	872	(2,218)

Reversal (provision) for taxes
Income tax	4,393	(3,779,710)
Social contribution	1,581	(1,360,696)

In constant purchasing power currency	336,883	20,038,212

2. EVOLUTION OF SHAREHOLDING BY THE CONTROLLING SHAREHOLDER, DIRECTORS AND EXECUTIVE OFFICERS FROM 09/30/2003 to 10/31/2004

	Position as of 09/30/2003			New members	Changes in Common Shares	Left the Company		Position as of 10/31/2004
Shareholders	Number of Shares	Number of Investment Fund Units	%			ON Shares	Units	Number of Shares	%
Controlling shareholder	20,376,674,058		71.5		(5,802,967,065)			14,573,706,994****	51.2
Cia. Paulista de Parcerias CPP					5,802,967,065			5,802,967,065	20.4
Directors	90,017			1		(2)		90,016**
Executive Officers	110,000	2,493,526*			(110,000)***		(2,493,526*)
Members of the Audit Committee	110,000				(110,000)***
Other shareholders	8,102,593,752							8,102,813,752	28.4
Outstanding shares	8,102,903,752		28.5					13,905,870,817	48.8
Total shares	28,479,577,827	2,493,526*	100.0	1	(220,000)	(2)	(2,493,526*)	28,479,577,827	100.0
*	Units in Funds for Investment in Sabesp shares (units equivalent to 20,000 shares)
**	The shares currently held by the directors were assigned by the State of São Paulo Treasury Department and shall be returned by them upon leaving the Board of Directors of Sabesp
***	These shares have been sold
****	Difference arising out of transfer of shares to Cia. Paulista de Parcerias and return of one share that was held by a director of Sabesp.

3. SHAREHOLDING POSITION AS OF 10/31/2004
Shareholders holding more 5% of the shares	Common Shares	%
State of São Paulo Treasury Department	14,573,706,994	51.2
Cia. Paulista de Parcerias CPP	5,802,967,065	20.4

Shareholders	Common Shares	%
CONTROLLING SHAREHOLDER	14,573,706,994	51.2

CIA. PAULISTA DE PARCERIAS CPP	5,802,967,065	20.4

MANAGEMENT
Board of Directors	90,016
Board of Executive Officers	-
Statutory Audit Committee	-

TREASURY SHARES	-

OTHER SHAREHOLDERS	8,102,813,752	28.4

TOTAL	28,479,577,827	100.0

OUTSTANDING SHARES	13,905,870,817	48.8

17.01 – SPECIAL REVIEW REPORT – WITHOUT RESTRICTIONS

INDEPENDENT AUDITORS’ OPINION ON THE SPECIAL REVIEW

To the Board of Directors and Shareholders
Companhia de Saneamento Básico do Estado de São Paulo – SABESP
São Paulo – SP

1. We have made a limited review of the accounting information supplied in the Quarterly Report – ITR, issued by Companhia de Saneamento Básico do Estado de São Paulo - SABESP, for the quarter and nine-month periods ended on September 30, 2004, prepared in accordance with the accounting practices adopted in Brazil and under the responsibility of the Company´s Management, including the balance sheet, income statement and company’s performance report.

2. Our review was conducted in accordance with the specific standards established by the Brazilian Institute of Independent Auditors – IBRACON, in conjunction with the Federal Accountancy Board and consisted particularly of: (a) inquiries and discussions with the management staff responsible for the accounting, financial and operating areas of the Company with regard to the major procedures adopted in the preparation of the Quarterly Report (ITR); and (b) review of the relevant information and subsequent events which have or may have significant effects on the financial position and operations of the Company.

3. Based on our special review, we are not aware of any relevant change that should made in the above referred Quarterly Report for the same to abide by the accounting practices adopted in Brazil, applied in compliance with the rules issued by the Brazilian Securities and Exchange Commission, as specifically applicable to the preparation of mandatory Quarterly Reports.

4. Supplementary information for the quarter and nine-month periods ended on September 30, 2004 referring to the financial statements in constant purchasing power currency, as well as the cash flow statement, are presented for the purpose of allowing additional review and are not required as part of the basic financial statements. Such information was reviewed by us in accordance with the specific standards mentioned in paragraph 2 above and, based on our review, we are not aware of any relevant change that should be made for such information to be fairly presented, in all their material aspects, in relation to the financial statements as a whole.

5. We had previously reviewed the balance sheet prepared on June 30, 2004, presented for comparison purposes, about which we issued a special review report, without comments, dated August 06, 2004. The income statement for the quarter and nine-month periods ended on September 30, 2003, the supplementary information in constant purchasing power currency, and the statement of cash flow for the referred period, presented for comparison purposes, were reviewed by other independent auditors, as per the special review report, without comments, dated November 12, 2003.

São Paulo, November 09, 2004.

DELOITTE TOUCHE TOHMATSU	Marco Antonio Brandão Simurro
Independent Auditors	Accountant
CRC no. 2 SP 011609/O-8	CRC no. 1 RJ 052000/O-0 “S” SP

The Quarterly Report (ITR) reviewed by us are initialed solely for identification purposes.

01.01 – IDENTIFICATION

1 –CVM CODE 01444-3	2 – COMPANY’S NAME CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	3 –CNPJ 43.776.517/0001-80
4 – NIRE 35300016831

GROUP	TABLE	DESCRIPTION	PAGE
01	01	IDENTIFICATION	1
01	02	HEAD-OFFICE	1
01	03	INVESTORS' RELATIONS OFFICER (Company's Mail Address)	1
01	04	ITR REFERENCE	1
01	05	CAPITAL STOCK COMPOSITION	2
01	06	COMPANY'S DATA	2
01	07	COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS	2
01	08	CASH INCOME	2
01	09	SUBSCRIBED CAPITAL STOCK AND CHANGES IN THE CURRENT FISCAL YEAR	3
01	10	INVESTORS' RELATIONS OFFICER	3
02	01	BALANCE SHEET - ASSETS	4
02	02	BALANCE SHEET - LIABILITIES	5
03	01	INCOME STATEMENT	7
04	01	EXPLANATORY NOTES	9
05	01	COMMENTS ON COMPANY'S PERFORMANCE IN THE QUARTER PERIOD	35
10	01	DETAILS OF THE PUBLIC OR PRIVATE ISSUANCE OF DEBENTURES	39
16	01	OTHER INFORMATION DEEMED BY THE COMPANY TO BE RELEVANT	45
17	01	SPECIAL REVIEW REPORT	49

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.

Date: November 23, 2004

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/S/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Economic-Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.